SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13D/A
                       Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                                LookSmart, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 543442 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
      1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319; (404)843-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               March 12, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act.

CUSIP No. 543442 10 7         Schedule 13D                   Page 2 of 15 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CIM Investments, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Nevada
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    13,952,301
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    13,952,301

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     13,952,301
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     14.9% (Based on the 93,786,072 shares of Common Stock outstanding as of
            March 1, 2002 according to the facing page of the Company's Form 10-K for the fiscal year ended December 31, 2001.)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

CUSIP No. 543442 10 7         Schedule 13D                   Page 3 of 15 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cox Interactive Media, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    13,952,301
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    13,952,301

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     13,952,301
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     14.9% (Based on the 93,786,072 shares of Common Stock outstanding as of
            March 1, 2002 according to the facing page of the Company's Form 10-K for the fiscal year ended December 31, 2001.)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

CUSIP No. 543442 10 7          Schedule 13D                   Page 4 of 15 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cox Enterprises, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    13,952,301
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    13,952,301

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     13,952,301
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     14.9% (Based on the 93,786,072 shares of Common Stock outstanding as of
            March 1, 2002 according to the facing page of the Company's Form 10-K for the fiscal year ended December 31, 2001.)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

CUSIP No. 543442 10 7          Schedule 13D                   Page 5 of 15 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Barbara Cox Anthony

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    13,952,301
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    13,952,301

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     13,952,301
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     14.9% (Based on the 93,786,072 shares of Common Stock outstanding as of
            March 1, 2002 according to the facing page of the Company's Form 10-K for the fiscal year ended December 31, 2001.)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO

________________________________________________________________________________

CUSIP No. 543442 10 7          Schedule 13D                   Page 6 of 15 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Anne Cox Chambers

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    13,952,301
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    13,952,301

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     13,952,301
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     14.9% (Based on the 93,786,072 shares of Common Stock outstanding as of
            March 1, 2002 according to the facing page of the Company's Form 10-K for the fiscal year ended December 31, 2001.)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO

________________________________________________________________________________

CUSIP No. 543442 10 7                  13D                   Page 7 of 15 Pages

        The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.
________________________________________________________________________________
Item 1.  Security and Issuer.

        This Amendment No. 3 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on August 26, 1999 (the "Original 13D"), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on March 22, 2000 and Amendment No. 2 to Schedule 13D filed on February 7, 2002 (the Original 13D, together with Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D and this Amendment No. 3 to Schedule 13D, are collectively referred to herein as the "Schedule 13D"), relating to the common stock, par value $.001 per share (the "Common Stock"), of LookSmart, Ltd., a Delaware corporation (the "Company"). Except as set forth herein, the Schedule 13D is unmodified, and all capitalized terms used herein, and not otherwise defined herein, shall have the meanings ascribed to them in the Schedule 13D.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

        Item 4 of the Schedule 13D is hereby incorporated by this reference and further amended and supplemented by adding the following at the end thereof:

        Between February 11, 2002 and April 19, 2002, CIM Investments, Inc. ("CII") sold an aggregate of 3,000,000 shares of the Company's Common Stock pursuant to Rule 144 under the Securities Act of 1933.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

        Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

        (a) Under the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, CII has, and Cox Interactive Media, Inc. ("CIM"), Cox Enterprises, Inc. ("CEI"), Mrs. Chambers and Mrs. Anthony may be deemed to have, beneficial ownership over 13,952,301 shares of Common Stock, comprised of 12,452,301 shares of outstanding Common Stock and 1,500,000 shares of Common Stock issuable upon the exercise of a warrant.
Based on the 93,786,072 shares of Common Stock outstanding as of March 1, 2002 according to the facing page of the Company's Form 10-K for the fiscal year ended December 31, 2001, these shares represent approximately 14.9% of the issued and outstanding shares of Common Stock of the Company.

        (b) The number of shares of Common Stock beneficially owned: (i) with respect to which there is sole voting power is 0; (ii) with respect to which there is shared voting power is 13,952,301, (iii) with respect to which there is sole dispositive power is 0, and with respect to which there is shared dispositive power is 13,952,301.

        (c) Except as described in Item 4, none of CII, CIM, CEI, Mrs. Chambers and Mrs. Anthony have engaged in any transaction in the Common Stock that was effected during the last 60 days.

        (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by CII or deemed to be beneficially owned by CIM, CEI, Mrs. Chambers and Mrs. Anthony.

        (e)     Not applicable.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

        Exhibit 99.1 of Item 7 of the Schedule 13D is hereby amended and restated in its entirety and replaced with the following:

        99.1    Executive Officers and Directors of CEI, CIM, CII

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CIM INVESTMENTS, INC.

                                        By: /s/ Andrew A. Merdek
                                           ------------------------------------
                Date: April 26,2002     Name: Andrew A. Merdek
                                        Title: Secretary

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        COX INTERACTIVE MEDIA, INC.

                                        By: /s/ Andrew A. Merdek
                                           ------------------------------------
                Date: April 26,2002     Name: Andrew A. Merdek
                                        Title: Secretary

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        COX ENTERPRISES, INC.

                                        By: /s/ Andrew A. Merdek
                                           ------------------------------------
                Date: April 26,2002     Name: Andrew A. Merdek
                                        Title: Secretary
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



               April 26,2002               /s/ Andrew A. Merdek
              --------------               ------------------------------------
               Date                        Anne Cox Chambers, by Andrew A.
                                           Merdek, her attorney-in-fact
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



               April 26,2002               /s/ Barbara Cox Anthony
              --------------               ------------------------------------
               Date                        Barbara Cox Anthony

________________________________________________________________________________

                                                                   EXHIBIT 99.1
                               Cox Enterprises, Inc.
                           Executive Officers and Directors
                           --------------------------------

Name           Business Address        Principal          Employed
                                       Occupation
----           ----------------        ---------------    ---------

James C.       Cox Enterprises, Inc.   Chairman of the    Cox Enterprises, Inc.
Kennedy*       1400 Lake Hearn Drive   Board and Chief    1400 Lake Hearn Drive
               Atlanta, GA 30319       Exec. Officer      Atlanta, GA 30319

David E.       Cox Enterprises, Inc.   Vice Chairman      Cox Enterprises, Inc.
Easterly*      1400 Lake Hearn Drive                      1400 Lake Hearn Drive
               Atlanta, GA 30319                          Atlanta, GA 30319

G. Dennis      Cox Enterprises, Inc.   President and      Cox Enterprises, Inc.
Berry          1400 Lake Hearn Drive   Chief Operating    1400 Lake Hearn Drive
               Atlanta, GA 30319       Officer            Atlanta, GA 30319

Robert C.      Cox Enterprises, Inc.   Exec. Vice         Cox Enterprises, Inc.
O'Leary*       1400 Lake Hearn Drive   President and      1400 Lake Hearn Drive
               Atlanta, GA 30319       Chief Financial    Atlanta, GA 30319
                                       Officer

Timothy W.     Cox Enterprises, Inc.   Senior Vice        Cox Enterprises, Inc.
Hughes         1400 Lake Hearn Drive   President          1400 Lake Hearn Drive
               Atlanta, GA 30319       Administration     Atlanta, GA 30319

Alexander V.   Cox Enterprises, Inc.   Senior Vice        Cox Enterprises, Inc.
Netchvolodoff  1400 Lake Hearn Drive   President Pubic    1400 Lake Hearn Drive
               Atlanta, GA 30319       Policy             Atlanta, GA 30319

Barbara C.     Cox Enterprises, Inc.   Vice President     Cox Enterprises, Inc.
Anthony*       1400 Lake Hearn Drive                      1400 Lake Hearn Drive
               Atlanta, GA 30319                          Atlanta, GA 30319

Preston B.     Cox Enterprises, Inc.   Vice President     Cox Enterprises, Inc.
Barnett        1400 Lake Hearn Drive   and General        1400 Lake Hearn Drive
               Atlanta, GA 30319       Tax Counsel        Atlanta, GA 30319

Anne C.        Cox Enterprises, Inc.   Vice President     Cox Enterprises, Inc.
Chambers*      1400 Lake Hearn Drive                      1400 Lake Hearn Drive
               Atlanta, GA 30319                          Atlanta, GA 30319

Marybeth H.    Cox Enterprises, Inc.   Vice President,    Cox Enterprises, Inc.
Leamer         1400 Lake Hearn Drive   Human Resources    1400 Lake Hearn Drive
               Atlanta, GA 30319                          Atlanta, GA 30319

Name           Business Address        Principal          Employed
                                       Occupation
----           ----------------        ---------------    ---------

Richard J.     Cox Enterprises, Inc.   Vice President,    Cox Enterprises, Inc.
Jacobson       1400 Lake Hearn Drive   and Treasurer      1400 Lake Hearn Drive
               Atlanta, GA 30319                          Atlanta, GA 30319

Michael J.     Cox Enterprises, Inc.   Vice President,    Cox Enterprises, Inc.
Mannheimer     1400 Lake Hearn Drive   Materials          1400 Lake Hearn Drive
               Atlanta, GA 30319       Management         Atlanta, GA 30319

Andrew A.      Cox Enterprises, Inc.   Vice President,    Cox Enterprises, Inc.
Merdek         1400 Lake Hearn Drive   Legal Affairs      1400 Lake Hearn Drive
               Atlanta, GA 30319       and Secretary      Atlanta, GA 30319

John C.        Cox Enterprises, Inc.   Vice President,    Cox Enterprises, Inc.
Mellott        1400 Lake Hearn Drive   Business           1400 Lake Hearn Drive
               Atlanta, GA 30319       Development        Atlanta, GA 30319

Gregory B.     Cox Enterprises, Inc.   Vice President,    Cox Enterprises, Inc.
Morrison       1400 Lake Hearn Drive   and Chief          1400 Lake Hearn Drive
               Atlanta, GA 30319       Information        Atlanta, GA 30319
                                       Officer

John C.        Cox Enterprises, Inc.   Vice President,    Cox Enterprises, Inc.
Williams       1400 Lake Hearn Drive   Marketing and      1400 Lake Hearn Drive
               Atlanta, GA 30319       Communications     Atlanta, GA 30319

Thomas B.      Cox Enterprises, Inc.   Vice President,    Cox Enterprises, Inc.
Whitfield      1400 Lake Hearn Drive   Direct Marketing   1400 Lake Hearn Drive
               Atlanta, GA 30319                          Atlanta, GA 30319

Alexandra M.   Cox Enterprises, Inc.   Vice President,    Cox Enterprises, Inc.
Wilson         1400 Lake Hearn Drive   Public Policy      1400 Lake Hearn Drive
               Atlanta, GA 30319                          Atlanta, GA 30319

Maria L.       Cox Enterprises, Inc.   Assistant Vice     Cox Enterprises, Inc.
Friedman       1400 Lake Hearn Drive   President, Tax     1400 Lake Hearn Drive
               Atlanta, GA 30319                          Atlanta, GA 30319

Arthur M.      AMB Group, LLC          Chairman,          AMB Group, LLC
Blank*         3290 Northside Parkway  President, and     3290 Northside Parkway
               Atlanta, GA 30327       Chief Executive    Atlanta, GA 30327
                                       Officer

Richard L.     Dow, Lohnes, and        Member             Dow, Lohnes, and
Braunstein*    Albertson, PLLC                            Albertson, PLLC
               1200 New Hampshire Ave.                    1200 New Hampshire Ave
               Washington, DC 20036                       Washington, DC 20036

Thomas O.      3770 Village Drive      Director- Retired  The Maxxis Group, Inc.
Cordy*         Atlanta, GA 30331       President and
                                       Chief Executive
                                       Officer

Name           Business Address        Principal          Employed
                                       Occupation
----           ----------------        ---------------    ---------

Carl R. Gross* 5895 Winterhur Ridge    Director           Retired Vice President
               Atlanta, GA 30328                          and Chief
                                                          Administrative Officer

Ben F. Love*   Cox Enterprises, Inc.   Director           Chase Bank of Texas
               1400 Lake Hearn Drive                      600 Travis Street
               Atlanta, GA 30319                          Houston, TX 77002

Paul J.        Cox Enterprises, Inc.   Director-          Franklin Street
Rizzo*         1400 Lake Hearn Drive   Retired Vice       Partners
               Atlanta, GA 30319       Chairman, IBM      6330 Quadrangle Drive
                                       Corporation        Chapel Hill, NC 27514

Shauna J.      Cox Enterprises, Inc.   Assistant          Cox Enterprises, Inc.
Sullivan       1400 Lake Hearn Drive   Secretary          1400 Lake Hearn Drive
               Atlanta, GA 30319                          Atlanta, GA 30319

Carol L.       Cox Enterprises, Inc.   Assistant          Cox Enterprises, Inc.
Larner         1400 Lake Hearn Drive   Treasurer          1400 Lake Hearn Drive
               Atlanta, GA 30319                          Atlanta, GA 30319



*       Director of the Corporation

                              Cox Interactive Media, Inc.
                           Executive Officers and Directors
                           --------------------------------

Name        Business Address            Principal          Employed
                                        Occupation
----        ----------------            ---------------    ---------

Preston B.  Vice President              Vice President     Cox Enterprises, Inc.
Barnett     Cox Interactive Media Inc.  and General Tax    1400 Lake Hearn Drive
            1400 Lake Hearn Drive       counsel            Atlanta, GA 30319
            Atlanta, GA 30319

Tom Bates   Vice President of           Vice President of  Cox Interactive
            Product and Marketing       Product and        Media Inc.
            Cox Interactive Media Inc.  Marketing          1400 Lake Hearn Drive
            1400 Lake Hearn Drive                          Atlanta, GA 30319
            Atlanta, GA 30319

David E.    Director                    Vice Chairman      Cox Enterprises, Inc.
Easterly                                                   1400 Lake Hearn Drive
                                                           Atlanta, GA 30319

Joseph      Vice President and          Vice President     Cox Interactive
Gallo       Chief Technical Officer     and Chief          Media Inc.
            Cox Interactive Media Inc.  Technical Officer  1400 Lake Hearn Drive
            1400 Lake Hearn Drive                          Atlanta, GA 30319
            Atlanta, GA 30319

Neil A.     Vice President, Sales       Vice President,    Cox Interactive
Helms       Cox Interactive Media Inc.  Sales              Media Inc.
            1400 Lake Hearn Drive                          1400 Lake Hearn Drive
            Atlanta, GA 30319                              Atlanta, GA 30319

Richard J.  Treasurer                   Vice President     Cox Enterprises, Inc.
Jacobson                                and Treasurer      1400 Lake Hearn Drive
                                                           Atlanta, GA 30319

J. Lacey    Vice President and          Vice President     Cox Interactive
Lewis       Chief Financial             and Chief          Media Inc.
            Officer                     Financial          1400 Lake Hearn Drive
            Cox Interactive Media Inc.  Officer            Atlanta, GA 30319
            1400 Lake Hearn Drive
            Atlanta, GA 30319

Rodney T.   Vice President of           Vice President of  Cox Interactive
Mayers      Business Development        Business           Media Inc.
            Cox Interactive Media Inc.  Development        1400 Lake Hearn Drive
            1400 Lake Hearn Drive                          Atlanta, GA 30319
            Atlanta, GA 30319

Name        Business Address            Principal          Employed
                                        Occupation
----        ----------------            ---------------    ---------

John C.     Vice President              Vice President,    Cox Enterprises, Inc.
Mellott*    Cox Interactive Media Inc.  Business           1400 Lake Hearn Drive
            1400 Lake Hearn Drive       Development        Atlanta, GA 30319
            Atlanta, GA 30319

Andrew A.   Secretary                   Vice President,    Cox Enterprises, Inc.
Merdek*     Cox Interactive Media Inc.  Legal Affairs and  1400 Lake Hearn Drive
            1400 Lake Hearn Drive       Secretary          Atlanta, GA 30319
            Atlanta, GA 30319

Gary R.     Vice President of           Vice President of  Cox Interactive
Mills       Business Alliances          Business Alliances Media Inc.
            Cox Interactive Media Inc.                     1400 Lake Hearn Drive
            1400 Lake Hearn Drive                          Atlanta, GA 30319
            Atlanta, GA 30319

Steven D.   Vice President and          Vice President     Cox Interactive
Rosenboro   General Counsel             and General        Media, Inc.
            Cox Interactive Media Inc.  Counsel            1400 Lake Hearn Drive
            1400 Lake Hearn Drive                          Atlanta, GA 30319
            Atlanta, GA 30319

Khadeeja    Vice President, Human       Vice President,    Cox Interactive
Sherrell    Resources                   Human Resources    Media Inc.
            Cox Interactive Media Inc.                     1400 Lake Hearn Drive
            1400 Lake Hearn Drive                          Atlanta, GA 30319
            Atlanta, GA 30319

R. Scott    Vice President and          Vice President     Cox Interactive
Whiteside   Chief Operating             and Chief          Media Inc.
            Officer                     Operating Officer  1400 Lake Hearn Drive
            Cox Interactive Media Inc.                     Atlanta, GA 30319
            1400 Lake Hearn Drive
            Atlanta, GA 30319

Peter M.    President                   President          Cox Interactive
Winter*     Cox Interactive Media Inc.                     Media Inc.
            1400 Lake Hearn Drive                          1400 Lake Hearn Drive
            Atlanta, GA 30319                              Atlanta, GA 30319


*       Director of the Corporation

                                CIM Investments, Inc.
                           Executive Officers and Directors
                           --------------------------------

Name        Business Address            Principal          Employed
                                        Occupation
----        ----------------            ---------------    ---------

Preston B.  Vice President              Vice President     Cox Enterprises, Inc.
Barnett     CIM Investments, Inc.       and General Tax    1400 Lake Hearn Drive
            1400 Lake Hearn Drive       counsel            Atlanta, GA 30319
            Atlanta, GA 30319

David B.    Vice President, Sales       Vice President,    CIM Investments, Inc.
Hills       CIM Investments, Inc.       Sales              1400 Lake Hearn Drive
            1400 Lake Hearn Drive                          Atlanta, GA 3031
            Atlanta, GA 30319

Richard J.  Treasurer                   Vice President     Cox Enterprises, Inc.
Jacobson*   CIM Investments, Inc.       and Treasurer      1400 Lake Hearn Drive
            1400 Lake Hearn Drive                          Atlanta, GA 30319
            Atlanta, GA 30319

Richard F.  Assistant Secretary         Manager, Financial Nevada Corporate
Klumpp*     CIM Investments, Inc.       Services           Management, Inc.
            1400 Lake Hearn Drive                          3773 Howard
            Atlanta, GA 30319                              Hughes Parkway
                                                           Las Vegas, NV 89109

John C.     Vice President              Vice President,    Cox Enterprises, Inc.
Mellott     CIM Investments, Inc.       Business           1400 Lake Hearn Drive
            1400 Lake Hearn Drive       Development        Atlanta, GA 30319
            Atlanta, GA 30319

Andrew A.   Secretary                   Vice President,    Cox Enterprises, Inc.
Merdek      CIM Investments, Inc.       Legal Affairs and  1400 Lake Hearn Drive
            1400 Lake Hearn Drive       Secretary          Atlanta, GA 30319
            Atlanta, GA 30319

Gary R.     Vice President              Vice President     Cox Interactive
Mills       CIM Investments, Inc.       of Business        Media Inc.
            1400 Lake Hearn Drive       Alliances          1400 Lake Hearn Drive
            Atlanta, GA 30319                              Atlanta, GA 30319

Peter M.    President                   President          Cox Interactive
Winter      CIM Investments, Inc.                          Media Inc.
            1400 Lake Hearn Drive                          1400 Lake Hearn Drive
            Atlanta, GA 30319                              Atlanta, GA 30319


*       Director of the Corporation